[Skadden Letterhead]

      DIRECT DIAL

650-470-4590

      DIRECT FAX

650-470-4570

      EMAIL ADDRESS

grsmith@skadden.com

May 16, 2005

Nicholas P. Panos, Esq.

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Re:	BioMarin Pharmaceutical Inc. - Preliminary Proxy Statement on Schedule 14A Filed May 2, 2005 (File No. 0-26727)

Dear Mr. Panos:

We are writing on behalf of our client, BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company” or “BioMarin”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated May 12, 2005 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed May 2, 2005 (the “Proxy Statement”). The Company is filing concurrently herewith via EDGAR the Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), marked to indicate changes from the Proxy Statement as originally filed. The changes reflected in the Revised Proxy Statement include those made in response to the comments of the Staff set forth in the Comment Letter. A courtesy copy of the Revised Proxy Statement is enclosed.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, we have numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Proxy Statement.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 16, 2005

Schedule 14A

General

1.	As discussed by telephone, Edgar does not, at present, reflect the receipt of a filing made in connection with a solicitation in opposition. Please contact Ms. Teresa Brach in the Office of Edgar and Information Analysis by facsimile at 202-772-9216 to request guidance on changing the errant PRE_14a header tag to the appropriate PREC14A header tag. If BioMarin is successful in its request to correct the Edgar header tag filing oversight, the next Edgar header tag used by BioMarin on a proxy statement should be PRER14A.

Response

The Company has requested the correction in accordance with the Staff’s instruction and has been advised that a decision by Mr. Herb Scholl in the Office of Edgar and Information Analysis is expected this week. The Company was previously advised by Ms. Shannon May of the Office of Edgar Filer Support that the requested change could not be made on this or subsequent filings due to Edgar limitations.

2.	We note BioMarin expects to pay approximately $150,000 to Morrow & Co. Notwithstanding this disclosure, please direct the staff to the disclosure BioMarin has provided in its Schedule 14A to comply with Item 4(b) of Schedule 14A, or provide comprehensive revisions in the next amendment.

Response

The Company has revised the disclosure on page 2 of the Revised Proxy Statement in response to the Staff’s comment. The Company also respectfully directs the Staff to the previous disclosure on page 2 of the Proxy Statement under the heading entitled “Solicitation of Proxies,” which section started at the bottom of page 1. Disclosure complying with each subsection of Item 4(b) has been annotated and attached as Exhibit A hereto.

Quorum;	Abstentions; Broker Non-Votes

3.	Now that a solicitation in opposition has been filed on EDGAR, advise us, with a view toward disclosure, what consideration BioMarin has given to disclosing whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by when brokers must receive instructions in order to have the votes reflect security holder selections.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 16, 2005

Response

The Company has revised the disclosure on page 3 of the Revised Proxy Statement to reflect that, as this is a contested solicitation, the Company does not believe brokers will have discretionary authority. In addition, the Company respectfully draws the Staff’s attention to the disclosure on pages 4 and 11 of the Revised Proxy Statement which read as follows:

•	“If your shares are held in the name of a brokerage firm, bank, nominee or other institution, only it can sign a WHITE Proxy Card with respect to your shares and only upon specific instruction from you.” (Emphasis added)

•	“If your shares are held in street name, only your broker or bank can vote your shares and only upon receipt of your specific instructions.” (Emphasis added)

4.	Please confirm that BioMarin does not reserve the right, and otherwise does not intend, to adjourn the meeting for the purpose of soliciting additional proxies.

Response

The Company confirms that it does not reserve the right, and otherwise does not intend, to adjourn the meeting for the primary purpose of soliciting additional proxies. However, the Company may adjourn the meeting for all other lawful purposes.

5.	We note that proxies may be solicited by telephone, facsimile and by email. We remind you to file, on the date of first use, all written soliciting materials under the cover of Schedule 14A. Refer to Rules 14a-6(b) and 14a-12. Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the internet, such as internet chat rooms or postings on web sites.

Response

The Company confirms its understanding that all written soliciting materials are to be filed with the Commission under the cover of Schedule 14A on the date of first use, in accordance with the requirements of Rules 14a-6 or 14a-12. If the Company determines to solicit proxies via the internet, the Company confirms that it is aware that any such solicitation materials are to be filed with the Commission under the cover of Schedule 14A on the date of first use, in accordance with the requirements of Rules 14a-6 or 14a-12.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 16, 2005

6.	Advise us whether [or] not proxies may be voted by telephone. If proxies may be voted by telephone, provide us with a legal analysis as to whether Nasdaq rules permit the voting of proxies by phone and, if applicable, the internet, in contested matters in which a counter solicitation is being undertaken.

Response

The Company advises the Staff that the Company is not requesting stockholders to vote their proxies by telephone.

Possible	Dissident Shareholder Solicitation

7.	In view of the fact a solicitation in opposition has been filed, it appears that the title to this section should be amended. In addition, disclose the basis for the assertion that, “A change of control will occur if at any time at least a majority of the Company’s directors are not a majority of the existing Board or nominated by a majority of the existing Board.” For example, revise to indicate whether or not “change of control” is expressly defined in the indenture, and, if not, whether the representation above is BioMarin’s interpretation based upon an opinion of counsel.

Response

The Company has revised the heading on page 11 and the disclosure on pages 2 and 5 of the Revised Proxy Statement in response to the Staff’s comment. Additionally, the Company has revised the disclosure on page 13 of the Revised Proxy Statement to indicate that a “change of control” is expressly defined in the indenture. A copy of the relevant section of the indenture is supplementally provided to the Staff as Exhibit B hereto.

Annex	A

8.	Instruction 3(a)(ii) to Item 4 of Schedule 14A plainly states that directors of the registrant are participants. Delete the “may be deemed” language found in the opening paragraphs to this section.

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

May 16, 2005

Response

The Company has revised the disclosure on page A-1 of Annex A to the Revised Proxy Statement in response to the Staff’s comment.

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4590.

Very truly yours,

/s/ Gregory C. Smith
Gregory C. Smith

cc:	G. Eric Davis
Vice President, Corporate Counsel and Assistant Secretary
BioMarin Pharmaceutical Inc.